Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square, Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

troutman.com

John P. Falco

D 215.981.4659

F 866.422.2114

john.falco@troutman.com

August 28, 2020

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: David Orlic, Senior Counsel

Re:	FundVantage Trust (“Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. Orlic:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 234 to the Trust’s registration statement on Form N-1A filed with the Commission on June 29, 2020 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in connection with the Trust’s annual update of its Registration Statement in order to incorporate certain material changes into the Prospectus and Statement of Additional Information (“SAI”) for the Lateef Focused Sustainable Growth Fund (formerly, Lateef Focused Growth Fund), a series of the Trust (the “Fund”). We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1.            Please note the Staff position that “sustainable,” as used in the Fund’s name, suggests a type of investment, and please consider including an 80% policy that the Fund must invest in securities that, in the Adviser’s opinion, constitute sustainable investments, including through the adviser’s environmental, social, and governance (“ESG”) framework.

Response: The Trust respectfully submits that an 80% policy is not required under Rule 35d-1, because the word “sustainable,” as used in the Fund’s name, refers to an investment strategy rather than a type of investment. The Trust notes that Rule 35d-1 does not apply to a fund name that describes a specific investment strategy. The Trust therefore respectfully declines to include an 80% policy, because “sustainable” describes a strategy of the Fund, rather than a “type of investment.”

FundVantage Trust August 28, 2020 Page 2

2.            Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for the Fund’s portfolio companies or advise why the Trust believes such disclosure is not required.

Response: The Fund votes proxies consistent with the Fund’s proxy voting policy, which delegates voting responsibility to the Adviser. The Adviser’s proxy voting policy reflects the Adviser’s general voting positions on specific corporate governance issues and corporate actions. In determining how to vote positions, the Adviser will vote consistently with its sustainability framework as detailed in the proxy guidelines. These proxy voting policies and procedures are described in the section entitled “Proxy Voting” in the Fund’s SAI, in accordance with Item 17(f) of Form N-1A. Accordingly, the Trust believes that the existing level of disclosure is appropriate.

3.            Please advise how the Fund’s existing portfolio will change, including whether certain investments will be sold, and whether there are types of investments that the Fund has historically made that it will no longer make.

Response: Neither the Fund’s portfolio nor the Adviser’s portfolio selection process is anticipated to change. The Adviser to the Fund believes that the existing disclosure more fully describes the investment process and factors that the Adviser considers in making portfolio decisions for the Fund.

4.            In its process of assessing an investment’s merits through the lens of ESG issues by considering both the external impact of a company’s product or service and the company’s internal policies, controls, and interactions with shareholders, employees, and other stakeholders, please clarify how the Adviser obtains this this information, including what underlying data the Adviser will be reviewing and the sources of that data.

Response: The Prospectus has been revised to reflect the Staff’s comment. The Adviser obtains information related to the application of its ESG framework through the Adviser’s own research and analysis of publicly available information, including information related to a company’s existing policies and actions related to social responsibility, as determined by the Adviser’s ESG framework. The Adviser also obtains data and information which is incorporated into its ESG framework through direct engagement with management teams of the Fund’s portfolio companies or potential portfolio companies. Additionally, although it has access to third-party ESG information and other data as part of its investment process, the Adviser primarily relies on its own proprietary ESG framework.

FundVantage Trust August 28, 2020 Page 3

5.            Please name or consider naming the third party ESG scoring systems that the Adviser uses to complement its research.

Response: The Prospectus has been revised to reflect the Staff’s comment. In addition to the Adviser’s internal research and proprietary ESG assessment, it also uses third party ESG scoring systems, including data provided by ISS, Bloomberg and Thompson Reuters, to complement its research.

6.            Please clarify whether the Adviser’s use of its ESG framework in seeking to assess an investment’s merits applies to all the Fund’s investments, and whether an investment could be made in a company that, for example, scores poorly on ESG factors, but scores strongly on other non-ESG-related factors that are considered.

Response: The Adviser’s ESG framework, including the consideration of specific factors that the Adviser may consider as part of such framework, constitutes an element of the Adviser’s overall process for analyzing investments but is not determinative. The Prospectus has been revised to reflect the Staff’s comment to indicate that the Adviser’s assessments regarding ESG factors may not be determinative, and securities that may score poorly with respect to such factors may be purchased and retained by the Fund while the Fund may sell or not invest in securities that may score strongly on such factors. Additionally, the Trust respectfully notes that the Fund does not purport to be an ESG-specific fund and that its existing disclosure indicates that the Adviser’s ESG framework, including the consideration of specific factors, are among the many factors that the Adviser considers in evaluating an investment.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Best regards,

/s/ John P. Falco

John P. Falco

Partner

cc:	Joel L. Weiss, President of FundVantage Trust

T. Richard Keyes, Treasurer of FundVantage Trust

John M. Ford, Esq.

Kyle F. Whiteman, Esq.